

December 10, 2012

<u>Via E-mail</u>
John Irvin
Chief Financial Officer
The Ex One Company, LLC
127 Industry Boulevard
North Huntingdon, PA 15642

> **Re: The Ex One Company, LLC**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 13, 2012**
> **CIK No. 0001561627**

Dear Mr. Irvin:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>Facing Page</u>

1.   Please provide us with more detail about the proposed structure and mechanism of your anticipated reorganization from a limited liability company to a corporation. Your explanation should discuss the number and nature of the LLC holders who will receive common stock, how holders of different classes of LLC interest will be treated, the exemption from registration upon which you intend to rely, and whether you intend that the reorganization process will be complete before the effective date of this registration statement.

<u>Cover Page</u>

2.   We note your disclosure that you are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Given your disclosure on pages 4 and 31

indicating that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

In addition, consider describing the extent to which any of the exemptions available to you as an emerging growth company are also available to you as a Smaller Reporting Company.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

3. Please revise your summary to highlight your accumulated deficit, net losses in recent periods, and the language regarding your ability to continue as a going concern in your auditor's report.

4. Please provide us with objective, independent support for your claims regarding your industry and your position within your industry, including the benefits over traditional design and manufacturing highlighted in the bullet points on page 2 and the statements in the bullet points under the caption "Our Competitive Strengths" starting on page 2. Also, explain how you believe that each of the factors you highlight provide you with a competitive advantage, and/or, why your competitors do not also enjoy this advantage.

5. Please tell us the criteria you used to highlight the customers you have identified in your summary and on pages 52 and 66 of your business section, and whether you have identified each of the customers that satisfy these criteria.

6. If it is appropriate to highlight your recent revenue on the first page of your summary, please balance this disclosure with equally prominent disclosure of your net losses for the same periods, rather than merely including your non-GAAP measures as a comparison.

7. Please tell us the remaining hurdles you face before you are able to use the additional industrial materials you mention in the third paragraph.

8.   Please revise your discussion to reflect the fact that a significant portion of your revenues each period derives from your sale of one or a small number of printing machines.

9.   Please disclose in the summary the identity of the selling stockholder and its relation to you.

Our Industry and Recent Trends, page 1

10.   Throughout your disclosure where you cite industry statistics, please provide us copies of your source material marked to indicate the origin of the disclosure.

Use of Proceeds, page 18

11.   Please revise this section to disclose the approximate amount of the net proceeds you intend to use for each principal purpose as required by Regulation S-K Item 504. Also, to the extent that your disclosure that you may borrow additional amounts under the line of credit prior to the effective date of this offering is attempting to reserve the right to change the use of proceeds, please provide the disclosure required by Instruction 7 to Regulation S-K Item 504 regarding the specific contingencies and alternatives. Further, please highlight in this section the interest of your affiliates in the proceeds.

Capitalization, page 19

12.   Cash and cash equivalents are not a component of capitalization. Please remove this item from your capitalization table.

Management's Discussion and Analysis, page 24

13.   Explain how your 3D printing machines differ from other printing companies' machines in the last paragraph on page 24 and provide the basis for your conclusion regarding the degree of acceptance of 3D printing in the United States, as discussed in the second bullet point on page 25.

How We Measure Our Business, page 26

14.   Under Interest Expense, please reconcile the statement that the preferred units will convert to common units prior to the offering with disclosure in the notes to financial statements which indicates that conversion is at the option of the holder.

15.   Under income taxes, please describe the expected impact of conversion to a C-Corp on your financial statements, including your consideration of the accounting guidance from SAB Topic 4-B.

Results of Operations, page 33

16.   Please expand your disclosure to discuss the reasons for the change in revenue from the second half of 2011 compared to the first six months of 2012. In this regard, it is not clear whether you attribute these changes entirely to the seasonality discussed at the top of page 46, or whether other factors led to this change.

Summary, page 34

17.   We note your reference to the offset due to "sale mix of machines." With a view toward expanded disclosure throughout your results of operations discussion, please tell us the number and model of machines you sold during each of the periods presented.

Liquidity and Capital Resources, page 46

18.   Please revise to disclose your funding requirements for the next 12 months.

19.   Please revise to disclose the terms of the financing arrangements with your "majority member," including the conversion features of your current obligations, and clarify here the identity of your majority member. Also clarify whether this agreement will terminate prior to the completion of your offering. If the agreement will not terminate, please tell us why your exhibit index does not indicate that you intend to file the agreements reflecting these obligations as exhibits to your filing. Also tell us why you are not required to file your line of credit agreement with the German bank as an exhibit to your filing.

Financing Agreements, page 48

20.   Please revise to disclose the material terms of your agreements with Lone Star and Troy Metal in an appropriate section, including the terms of your VIE agreements and of your debt guarantees and collateralization agreements. Please add appropriate risk factor disclosure reflecting the extent to which there is a security interest in your assets. Also, please tell us why your exhibit index does not indicate that you intend to file your agreements with the VIEs as exhibits to your filing.

Going Concern, page 50

21.   Please reconcile your disclosure here that the Class A Preferred Units were converted in February 2012 with your disclosure in the penultimate paragraph on page F-50.

Business, page 52

22.   Please revise this section to clearly present the information required by paragraphs (1)
       and (3) of Regulation S-K Item 101(h), including when you separated from Extrude Hone
       Corp. and the 2007 acquisition discussed in the second paragraph on page 76.

The Additive Manufacturing Industry, page 52

23.   With a view towards disclosure in an appropriate section, please tell us the barriers to
       competition with traditional manufacturing that you have considered, including for
       example the current manufacturing time and cost comparisons, and any issues regarding
       the quality of products using your 3D printing process compared to traditional
       manufacturing. Also, please provide us with the information you used to create the chart
       on page 54, including the current and future ExOne cost curves and the subtractive
       manufacturing cost curve.

Our Customers, page 66

24.   Please reconcile your disclosure here with the disclosure in Note 17 on page F-58 and
       explain how you have provided all of the information required by Regulation S-K Item
       101(h)(4)(vi).

Suppliers, page 67

25.   Please revise to disclose the names of your principal suppliers as required by Regulation
       S-K Item 101(h)(4)(v).

Intellectual Property, page 67

26.   Please revise this section to clarify the impact of the expiration of your license
       agreements. Also, disclose the duration of your patents.

Principal Stockholders, page 74

27.   Please tell us how this table reflects your outstanding convertible debt or revise
       accordingly.

Certain Relationships and Related Party Transactions, page 75

28.   Please revise to ensure you provide all of the information required by Regulation S-K
       Item 404, including the approximate dollar value of the services agreements referenced in
       the third to last paragraph on page 75 and the identity of the related party referenced in
       the first paragraph on page 76.

29.   Also, tell us how this section reflects the transactions discussed in the fourth and sixth paragraphs on page F-34 or revise.

Shares Eligible for Future Sale, page 82

30.   Please tell us where you have provided the number of holders information required by Regulation S-K Item 201(b)(1) or revise.

Financial Statements, page F-1

31.   Please update the financial statements when required by Article 8 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-12

F. Inventories, page F-15

32.   We see that you provide an allowance for slow-moving and obsolete inventories. Please tell us and clarify in your filing how your accounting for inventory impairment also considers the guidance from SAB Topic 5-BB and FASB ASC 330-10-45-13. Under the cited guidance, inventory impairment charges establish a new cost basis for the applicable inventory.

Note 3. Inventories, page F-20

33.   Under SAB Topic 5-BB and FASB ASC 330-10-45-13, inventory impairment charges establish a new cost basis for impaired inventory. Accordingly, tell us why the allowance for slow moving and obsolete inventory should not be netted against the relevant categories of inventory.

Note 5. Accrued Expenses and Other Current Liabilities, page F-21

34.   Tell us why you label the tax liability presented in the table as "unrecognized."

Note 16. Segment Information, page F-31

35.   Tell us how you have considered the guidance from FASB Topic 280 in assessing whether the geographic regions presented are or are not operating segments subject to disclosure under that Topic. In that regard, tell us what you mean when you indicate that you have presented segment disclosures for the regions "as if" they were segments subject to the cited guidance.

36.   Please disclose the amount of revenues and long-lived assets attributed to the United States. Please also disaggregate revenues and long-lived assets disclosures to separately identify amounts attributed to individual foreign countries, to the extent material, and

disclose the basis for attributing revenues to individual countries. Refer to FASB ASC 280-10-50-41.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-37

37.	Please combine the item "equity based compensation" with the relevant expense categories. Refer to SAB Topic 14F. You may alternatively disclose the amounts included in the individual expense categories parenthetically on the face of the statement of operations.

Note 6. Sale-Leaseback Transaction, page F-46

38.	Please clarify how the proceeds from the sale-leaseback transaction are presented in the statement of cash flows.

Note 10. Equity-Based Compensation, page F-51

39.	With respect to stock-based compensation, please tell us about the nature of the sale of the similar security which formed the foundation for your common unit fair value determination. Also, tell us about any pricing discussion you have had with underwriters. Please note that we will defer final assessment of stock based compensation until you file an amendment with a proposed offering price. Also, note that we may have further comment if the proposed offering price differs significantly from recent per share fair values used for purposes of measuring stock compensation.

General

	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Warren J. Archer
        Morella & Associates
        A Professional Corporation